File Number: 57562-0024-Letters

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

February 16, 2010

Via EDGAR correspondence and delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention:     Mr. H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.
Registration Statement on Form S-3
Filed January 8, 2010
File No. 333-164256

Form 10-K for the Fiscal Year Ended July 31, 2009
Filed October 15, 2009
File No. 1-33706

We are counsel for and write on behalf of Uranium Energy Corp. (the "Company") in response to the Staff's letter of February 4, 2010 (the "Comment Letter") signed on behalf of Mr. H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, draft Amendment No. 1 to the Company's Form 10-K for the fiscal year ended July 31, 2009 (the "Form 10-K/A"). We confirm that the Company's draft Form 10-K/A has been redlined to show all changes from the Company's previously filed Form 10-K. We also confirm that this redlined copy, as well as a clean copy, of the Form 10-K/A will be enclosed with the couriered copy of this letter.

On behalf of the Company we provide below the Company's item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that the paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the redlined copy of the draft Form 10-K/A. We confirm that the disclosure changes described hereinbelow have been made in the draft Form 10-K/A transmitted herewith, and that the same will be made in the actual Form 10-K/A when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Form S-3

Exhibit 23.2

1. We note that the consent from your auditor is dated July 8, 2010, which appears to be a typographical error. Please obtain and file a properly dated consent.

Company Response:

We confirm, on behalf of the Company, that the July 8, 2010 date on the Company's auditor consent letter was, in fact, a typographical error. It should have read "January 8, 2010." In this regard we confirm, on behalf of the Company, that the Company will be filing an amendment to its Form S-3 registration statement to provide a properly dated auditor consent letter, and that the Company intends to file such amended Form S-3 as soon as the Commission confirms that its remaining comments have been resolved to its satisfaction.

Commission Comments:

Form 10-K for the Fiscal Year Ended July 31, 2009

General

2. We note your disclosure in note 10 to your financial statements that you approved the repricing of certain stock options issued to consultants, management and employees on November 1, 2008, December 19, 2008 and January 14, 2009. We also note that you disclosed the December 19, 2008 repricing in a current report on Form 8-K. Please provide the following information with respect to such repricings:

Advise us how you complied with the tender offer rules with respect to the repricings. For example, we note your disclosure in the current report on Form 8-K filed on December 23, 2008 that you "made a determination, as an exempt tender offer" to lower the exercise price of certain outstanding options.

Company Response:

We confirm, on behalf of the Company, that the Company had previously determined with the advice of counsel that the repricings were not subject to the tender offer rules. In this regard we confirm, on behalf of the Company, that none of the repricings constituted an exchange offer because the Company repriced the options unilaterally and, in addition, the repricings did not involve any investment decision on the part of the option holders.

In this respect we confirm that the Company acknowledges that the language used in its Form 8-K filed on December 23, 2008 (as quoted by the Staff in its comment) was not the best choice of words to describe the Company's characterization of this repricing. A more accurate description would have been to indicate that the repricing was "not subject to the tender offer rules." At this time the Company would like to seek guidance from the Staff as to whether the Staff would require or recommend that the Company file an amendment to such Form 8-K to clarify this point.

Commission Comment:

Advise us how you determined that shareholder approval was not required for such repricings.

Company Response:

We confirm, on behalf of the Company, that as described above, the repricings were not exchange offers that would have required shareholder approval. In addition, we confirm that shareholder approval for these repricings is not required under NYSE Amex rules because the options were issued under the Company's 2006 Stock Incentive Plan (the "Plan", which was approved by the Company's shareholders), and we confirm that such Plan specifically provides that the Plan administrator may amend the terms of any outstanding award granted under the Plan; provided that any amendment that would adversely affect the grantee's rights under an existing award shall not be made without the grantee's consent unless as a result of a change in applicable law.

Commission Comment:

Advise us regarding your basis for concluding that you were not required to report each of the November 1, 2008 and January 14, 2009 repricings under Item 5.02(e) of Form 8-K. If you determine that you were required to disclose the January 14, 2009 repricing on Form 8-K, please advise us how you are eligible to use Form S-3 at this time.

Company Response:

We confirm, on behalf of the Company, that the Company concluded that it was not required to report either the November 1, 2008 or January 14, 2009 repricings under Item 5.02(e) of Form 8-K because such repricings did not involve options held by the Company's principal executive officer, principal financial officer or any named executive officer. We also confirm, on behalf of the Company, that neither the November 1, 2008 nor the January 14, 2009 repricings triggered any other Form 8-K filing requirements.

Commission Comment:

Description of Business, page 1

Goliad Project, Goliad County, Texas, page 6

3. We note your disclosure that the Goliad Project consists of multiple contiguous leases. We also note your disclosure that the details of the lease information and terms are considered confidential. Please disclose all material terms of the leases. In addition, if any such lease would be deemed a "material contract" under Item 601(b)(10) of Regulation S-K, please file such lease as an exhibit to your filing. If you intend to submit a request for confidential treatment for the omitted portions of any exhibits as yet unfiled, file it promptly with the Secretary.

Company Response:

We confirm, on behalf of the Company, that the Company has now revised its disclosure to disclose all material terms of its Goliad Project leases. In addition, we confirm that the Company will file these leases as "material contracts" exhibits to its final Form 10-K/A.

Commission Comment:

Management's Discussion and Analysis, page 54

4. We note your table of planned expenditures for the Goliad property, which lists planned exploration expenditures as "$Nil". However, this does not appear to be consistent with your disclosure at page 6 that you plan to conduct further exploratory drilling at the Goliad Project in the next 12 months. Please advise.

Company Response:

We confirm, on behalf of the Company, that the Company's planned exploration expenditures for the Goliad property over the next twelve months are $Nil. As such, we confirm that the Company has now revised its disclosure on page 6 to delete the language that indicated that the Company planned to conduct further exploratory drilling at the Goliad Project in the next twelve months.

Commission Comment:

5. We note the planned licensing and permitting activities listed in the table at page 21. Please revise the table to indicate whether the specified tasks have been completed. In addition, with a view towards disclosure, tell us whether any material expenditures are planned with respect to these tasks in the next twelve months.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the table to indicate whether the specific tasks have been completed. In this regard we confirm, on behalf of the Company, that material expenditures have been budgeted in the amount of approximately $400,000 for legal representation, expert testimonies and miscellaneous expenses related to the contested case hearings. At this time we confirm, on behalf of the Company, that it has not been determined whether or not the Company will be required to draw upon all of the budgeted funds.

Commission Comment:

Audit Report, page F-1

6. We note your auditor states that it relied upon your predecessor auditor's report for purposes of opining on your cumulative amounts. Therefore, once you have obtained permission from your predecessor auditor for the re-issuance of the referenced audit report, please amend your filing to include the report within the document. Alternatively, if you are unable to obtain this reissued audit report, you may label the cumulative amounts within your financial statements as unaudited and request that your current auditors revise their report to remove references extending coverage to the cumulative amounts.

Company Response:

We confirm, on behalf of the Company, that the cumulative amounts within the Company's financial statements have now been labelled as unaudited and that the Company's current auditors have now revised their report to remove references extending coverage to the cumulative amounts.

Commission Comment:

Financial Statements

Consolidated Statements on Stockholders' Equity, page F-6

7. As you remain an exploration stage company and in accordance with FASB ASC paragraph 915-215, please amend your filing to include a statement of stockholders' equity from your inception.

Company Response:

We confirm, on behalf of the Company, that the Company's financial statements have now been revised to include a statement of stockholders' equity from inception.

Commission Comment:

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-9

8. We note your disclosure on page F-15 where you state that you hold a 49% interest in Cibola Resources, a joint venture with Neutron Energy Inc. formed for the exploration of uranium resources on a property located in Cibola County, New Mexico. Please disclose how you account for your interest in this joint venture and the guidance that you followed in presenting the joint venture results.

Company Response:

We confirm, on behalf of the Company, that Cibola Resources LLC is an unincorporated limited liability company formed for the exploration of uranium resources on a property located in Cibola County, New Mexico.

In this regard we confirm, on behalf of the Company, that the Company has followed the guidance of EITF 00-1 surrounding whether there are any circumstances where proportionate gross presentation is appropriate under the equity method of accounting for investments in a legal entity. We note, on behalf of the Company, that abstract concludes in paragraph 4 that "The Task Force reached a consensus that a proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the construction industry or an extractive industry where there is a longstanding practice of its use. For purposes of this consensus, an entity is in an extractive industry only if its activities are limited to the extraction of mineral resources (such as oil and gas exploration and production) and not if its activities involve related activities such as refining, marketing or transporting extracted mineral resources." In this regard we confirm, on behalf of the Company, that the Company is of the view that there is a longstanding practice of the use of proportionate consolidation for unincorporated exploration stage companies in the mining industry and that Cibola Resources LLC's activities relate to exploration and production of a mineral resource and do not involve the related activities of refining, marketing or transportation.

Consequently, we confirm that the Company believes Cibola Resources LLC meets the conditions for proportionate consolidation and has accounted for it accordingly. We also confirm that the Company acknowledges that the financial statements within the Form 10-K do not make this clear and has included specific disclosure in Note 5 to the amended filing.

Commission Comment:

Year Ended July 31, 2009 Compared to Year Ended July 31, 2008

Summary Compensation Table, page 106

9. With respect to the repricing of options during your 2009 fiscal year, please provide a description of such repricings as narrative disclosure to the summary compensation table. See Item 402(o)(2) of Regulation S-K.

Company Response:

We confirm, on behalf of the Company, that the Company has now revised its disclosure to provide a description of such repricings as narrative disclosure following the summary compensation table.

Commission Comment:

Employment and Consulting Agreements, page 109

10. We note your disclosure that the employment agreement with Harry Anthony, the executive services agreement with Amir Adnani, and the consulting services agreement with Obara Builders Ltd., each expire on July 1, 2009. With a view towards disclosure, please advise us regarding the status of each such agreement.

Company Response:

We confirm, on behalf of the Company, that the agreements with Harry Anthony and Amir Adnani Corp. have been amended and restated. As such, we confirm that the Company has provided revised disclosure to provide the current expiration date and other material terms of these agreements. In addition, we confirm, on behalf of the Company, that these agreements had previously been filed as exhibits to the Company's Current Report on Form 8-K as filed with the Commission on July 27, 2009, and, furthermore, that such agreements will now be incorporated by reference as exhibits to the Form 10-K/A.

We also confirm, on behalf of the Company, that although Mr. Obara and the Company intend to enter into an amended agreement in the near future, such agreement has not yet been finalized. Correspondingly, we confirm, on behalf of the Company, that Mr. Obara continues to provide services under the provisions of the original agreement on a month to month basis.

Commission Comment:

Director Compensation Table, page 108

11. Please provide a description of standard compensation arrangements for directors. See Item 402(r)(3) of Regulation S-K.

Company Response:

We confirm, on behalf of the Company, that the Company has now revised its disclosure to provide such description.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft Form 10-K/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful, however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to either contact the writer (at (604) 691-7445) or Daniel Dex (at (604) 691-6839) of our offices at anytime.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for Lang Michener LLP
* Law Corporation

Enclosure
cc:   Uranium Energy Corp.; Attention: Mr. Pat Obara, CFO
cc:   Ernst & Young; Attention: Mr. Ken Robertson